FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of August 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	Update to the Financial Statements for the Three Months Period Ended June 30, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 8, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

August 8, 2019

Update to the Financial Statements
for the Three Months Period Ended June 30, 2019
Takeda Pharmaceutical Company Limited (Takeda) today filed with the Tokyo Stock Exchange some corrections to the consolidated financial statements (IFRS) for the three months period ended June 30, 2019, which was filed on July 31, 2019. Corrections are highlighted as below. There are no corrections in XBRL data that were submitted on the same date.

1.	Corrections
Appendix
3. Reconciliation from Reported to Core/Underlying Core - FY2019Q1

<Incorrect>

(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others		FX	Divestitures	
Revenue	849.1	—	—	—	—	—	849.1	11.7	(17.2)	
Cost of sales	(300.6)	—	—	—	84.5	—	(216.1)	(3.0)	2.0	
Gross Profit	548.5	—	—	—	84.5	—	633.0	8.7	(15.2)	
SG&A expenses	(239.2)	—	—	0.8	1.1	—	237.4	(3.0)	—	
R&D expenses	(116.9)	—	—	4.3	(0.1)	—	(112.7)	(0.5)	—	
Amortization of intangible assets	(132.2)	23.0	—	—	109.1	—	—	—	—	
Impairment losses on intangible assets	(16.1)	16.1	—	—	—	—	—	—	—	
Other operating income	6.7	—	(6.7)	—	—	—	—	—	—	
Other operating expenses	(41.0)	—	9.4	31.6	—	—	—	—	—	
Operating profit	9.9	39.1	2.7	36.7	194.5	—	283.0	5.1	(15.2)	
Margin	1.2%						33.3%			32.4%
Financial income/expenses	(37.4)	—	—	4.5	—	0.9	(32.0)	0.5	—	
Equity income/loss	2.3	—	—	—	—	—	2.3	0.6	—	
Profit before tax	(25.2)	39.1	2.7	41.2	194.5	0.9	253.3	6.2	(15.2)	
Tax expense	4.6	(7.1)	(7.9)	(8.2)	(36.1)	(0.2)	(54.9)	(1.0)	3.7	
Non-controlling interests	—	—	—	—	—	—	—	—	—	
Net profit	(20.7)	32.0	(5.2)	33.0	158.5	0.7	198.4	5.2	(11.5)	
EPS (yen)	(13)						128	3	(7)	124
Number of shares (millions)	1,556						1,556			1,555

<Correct>

(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others		FX	Divestitures	
Revenue	849.1	—	—	—	—	—	849.1	11.7	(17.2)	
Cost of sales	(300.6)	—	—	—	84.5	—	(216.1)	(3.0)	2.0	
Gross Profit	548.5	—	—	—	84.5	—	633.0	8.7	(15.2)	
SG&A expenses	(239.2)	—	—	0.8	1.1	—	237.4	(3.0)	—	
R&D expenses	(116.9)	—	—	4.3	(0.1)	—	(112.7)	(0.5)	—	
Amortization of intangible assets	(132.2)	23.0	—	—	109.1	—	—	—	—	
Impairment losses on intangible assets	(16.1)	16.1	—	—	—	—	—	—	—	
Other operating income	6.7	—	(6.7)	—	—	—	—	—	—	
Other operating expenses	(41.0)	—	9.4	31.6	—	—	—	—	—	
Operating profit	9.9	39.1	2.7	36.7	194.5	—	283.0	5.1	(15.2)	
Margin	1.2%						33.3%			32.4%
Financial income/expenses	(37.4)	—	—	—	4.5	0.9	(32.0)	0.5	—	
Equity income/loss	2.3	—	—	—	—	—	2.3	0.6	—	
Profit before tax	(25.2)	39.1	2.7	36.7	199.0	0.9	253.3	6.2	(15.2)	
Tax expense	4.6	(7.1)	(7.9)	(7.0)	(37.3)	(0.2)	(54.9)	(1.0)	3.7	
Non-controlling interests	—	—	—	—	—	—	—	—	—	
Net profit	(20.7)	32.0	(5.2)	29.7	161.8	0.7	198.4	5.2	(11.5)	
EPS (yen)	(13)						128	3	(7)	124
Number of shares (millions)	1,556						1,556			1,555

There also was one misstatement in the English translation version of the Condensed Interim Consolidated Statement of Cash Flows, which was submitted as a reference material. Below is a correction of this misstatement. The Japanese version of the Condensed Interim Consolidated Statement of Cash Flows was correctly stated.

(5) Condensed Interim Consolidated Statement of Cash Flows

<Incorrect>

<Correct>

2.	Reasons for Corrections
In Appendix 3 Reconciliation from Reported to Core/Underlying Core - FY2019Q1, 4.5 billion yen of financial income/expenses related to our purchase accounting for the Shire acquisition was incorrectly presented in the column titled, Shire acquisition related costs. This misstatement did not impact either our Reported or our Core Operating Income amounts.
In the English version of the Statement of Cash Flows, the amount of Cash and cash equivalents at the end of the period (Condensed interim consolidated statements of financial position) was incorrect. We transposed two numbers. We do not believe that either the error or its correction materially impacts our financial statements.

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